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FORM X-17A-5
PART III

SEC FILE NUMBER
8-13173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILA DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WEST 45TH STREET, SUITE 3600
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL S. FILLMORE 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST, SUITE 301	NEW YORK	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RANDALL S. FILLMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILA DISTRIBUTORS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA C. ROSE
Notary Public, State of New York
Registration #01RO6089026
Qualified in New York County
Commission Expires March 17, 2019

Notary Public

Signature

CHIEF COMPLIANCE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of Aquila Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aquila Distributors, LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

Woodbury, NY

February 15, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

Aquila Distributors LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	781,867
Due from affiliates		66,402
Prepaid expenses		60,686
Marketable securities, at fair value		24,471
Commissions receivable		4,746
Deferred tax asset		400
Dividend receivable		132
Total assets	$	938,704
Liabilities and Member's Equity		
Liabilities		
Payable to brokers	$	316,455
Due to an affiliate		199,058
Accounts payable and accrued expenses		20,725
Accrued taxes		375
Total liabilities		536,613
Total member's equity		402,091
Total liabilities and member's equity	$	938,704

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors LLC ("ADL" or the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. ADL serves as the principal underwriter to the Aquila Group of Funds (the "Funds," each a "Fund") and acts as the exclusive distributor of shares in the Funds for Aquila Investment Management LLC ("AIM"), an entity under common ownership. AIM serves as the administrator for all of the Funds, and investment adviser and administrator for all but one of the Funds. ADL was formed through a merger. On March 1, 2016, Aquila Distributors, Inc. ("ADI") merged with and into ADL, a Delaware limited liability company whereby, ADL assumed all the assets and liabilities of ADI, and became the successor to the broker-dealer registration of ADI. This was an internal reorganization among the owners of ADI and the owners of Aquila Management Corporation ("AMC" or "Parent Company"), which wholly owns ADL and AIM. AMC has been the sponsor and creator of the Funds.

There was no change in control or management, no automatic assignment or termination of agreements, and no change in the capitalization, operations, business or business plans of ADI as a result of its merger with ADL. Because the transaction was structured as a merger of ADI with and into ADL with ADL as the surviving entity, by operation of law upon the effectiveness of the reorganization, ADL has the rights and obligations of ADI.

As further described in the related party transactions note (4), the Company is a member of a group of affiliated companies and has relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

Revenue from Sale of Investment Company Shares

As exclusive distributor of the Funds, the Company receives income from the sales of affiliated mutual fund shares including underwriter fees and dealer commissions from mutual fund trades processed by the Company. Underwriter fees are earned on all sales of loaded A shares. Dealer commissions are earned on sales of loaded A shares and sales of C shares when the Company is listed as dealer of record or there is no current dealer of record. Underwriter fees and dealer commissions are based upon a percentage of sales prices of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. Commission income is recognized on trade date, which is the date of the sale of the mutual fund shares.

In addition, the Company earns distribution fees in the form of C share service fees. The C share service fee is earned on outstanding C shares aged greater than 12 months and less than 72 months at which time C shares automatically convert to A shares. Distribution fees also includes 12b-1 fees on A, C and I shares outstanding primarily when the Company is listed as dealer of record, the full amount is not re-allowed to the dealer of record, or there

1. Organization – (Continued)

is no current dealer of record. Distribution fees are earned and recognized on a monthly basis based on shares outstanding of the affiliated funds during the month. For the year ended December 31, 2018, all income earned by the Company was from the sales of shares of affiliated funds. Underwriter fees, dealer commissions, and distribution fees are reported as revenue from sale of investment company shares in the accompanying statement of operations.

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker-dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (US) Inc., (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

ADL is a Limited Liability Company and is disregarded for Federal income tax purposes. All income and expenses are included on the Parent Company's income tax return. Income tax expense (benefit) is allocated to ADL as if it had filed a separate tax return.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Generally, the

2. Summary of Significant Accounting Policies - (Continued)

Company's tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

Revenue from Contracts with Customers
Beginning in January 2018, the Company accounts for revenue earned from contracts with customers for various services relating to the sales of affiliated mutual fund shares under ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." As such, revenues for these services are recognized when performance obligations related to the underlying transactions are completed.

ASU 2014-09 provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures.

The Company adopted this ASU in January 2018 under a modified retrospective approach. The adoption of this ASU did not result in any material impact on the Company's financial condition, results of operations or cash flows for the period.

3. Revenue from Sale of Investment Company Shares

The following table reflects the changes in our contract assets, which we classify as "Commissions receivables" or "Due from affiliates", and our contract liabilities, which we classify as "Payable to brokers" for the year ended December 31, 2018:

	12/31/18	12/31/17	$ Change	% Change
Commissions receivable	$ 4,746	$5,169	$(423)	(8.2)%
Due from affiliates	$ 66,402	$229,294	$(162,892)	(71.0)%
Payable to brokers	$316,455	$481,101	$(164,646)	(34.2)%

Commissions receivable represent underwriting and dealer commissions in the amount of $4,746 for trades occurring at the end of December which were collected in the subsequent month. Due from affiliates in the amount of $66,402 represent receivables of December 12b-1 distribution fees which were collected in the subsequent month and Receivable for C Shares which will be collected over the next twelve months. The 71% decline in due from affiliates is primarily due to the decrease in the purchase of Class C shares over the year. Payable to brokers represent 12b-1 and CDSC fees which were paid in the subsequent month. There was no revenue recognized in the period that was included in the beginning of the payable to brokers account. The 34.2% decline in payable to brokers is due to the decline in A and C share assets. In addition, the Company has made certain payments of fees due during the month rather than in the subsequent month bringing down the liability at month end.

4. Related Party Transactions

Related party transactions are between (a) AMC, and its other wholly owned subsidiary, AIM, (b) the Funds, and (c) a consultant who also serves as a manager of the Company (collectively the "Affiliated Parties").

Expense Sharing Agreement
ADL and AIM entered into an Expense Sharing Agreement ("Agreement"), whereby, it was agreed to consolidate prior agreements and understandings with respect to expense sharing arrangements including: (1) Payroll and Fringe Benefits, (2) Rent, Utilities and Use of Office Equipment, (3) Communications Expense, (4) Customer Relationship Management System, and (5) Corporate American Express Credit Card Charges. In addition, the agreement calls for AIM to compensate the Company for certain services, specifically for shareholder services, marketing, professional, and support services provided for AIM's benefit. The Agreement establishes systematic and rationale allocation methodologies for each shared expense category consistent with U.S. generally accepted accounting principles. The Agreement will automatically renew on a year-to-year basis unless and until terminated by either party on thirty days' notice. The Company owes AIM $199,058 which is reported as due to affiliates in the accompanying statement of financial condition at December 31, 2018.

Shareholder Services, Marketing, Professional and Support Services
ADL and AIM have also determined that it is appropriate for AIM to compensate ADL for certain shareholder services, marketing, professional and support services performed by ADL relating to the operations, and necessary for the functioning that benefit AIM and the Funds, through ADL's role as distributor of the Funds.

Purchased C Share Receivables
At June 30, 2009, ADI and AIM entered into a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to AIM. For the year ended December 31, 2018, AIM purchased receivables in the amount of $178,178 at a cost of $163,000 with a discount on these transactions in the amount of $15,178.

Consulting Services
For the year ended December 31, 2018, the Company made payments to an affiliated party for consulting services.

Due from Affiliates
At December 31, 2018, due from affiliates amounts to $66,402 and represents 12b-1 and service fees due from the Funds.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $268,206, which exceeded the required minimum net capital of $35,774 by $232,432. Aggregate indebtedness at December 31, 2018 totaled $536,613. The ratio of aggregate indebtedness to net capital was 2.00 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $182,432.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.
The Company had cash in excess of FDIC insured limits in the amount of $345,500 at December 31, 2018 and was exposed to the credit risk resulting from this concentration of cash.

Cash equivalents include treasury money market funds in the amount of $136,293 at December 31, 2018. This cash is not FDIC insured and has no bank or Federal government guarantee.

7. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

7. Fair Value Measurements – (Continued)

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3: Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2018.

Description	Total	Level 1	Level 2	Level 3
Equity securities	$24,471	$24,471	$ -	$ -

8. Recently Issued Accounting Pronouncement

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. The standard will be effective for the Company for fiscal periods beginning after December 15, 2019, with early adoption permitted beginning December 15, 2018. The Company is currently evaluating the impact of this standard on its financial statements, including accounting policies, processes, and systems.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230) regarding restricted cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update do not provide a definition of restricted cash or restricted cash equivalents. The Company is assessing the impact of this guidance, however, it currently expects that adoption will not materially impact the financial statements.